Exhibit 99.1

RYB Education, Inc. Reports Fourth Quarter and Full Year 2021 Financial Results

BEIJING, May 11, 2022 -- RYB Education, Inc. (“RYB” or the “Company”) (NYSE: RYB), a leading early childhood education service provider in China, today announced its unaudited financial results for the fourth quarter and full year ended December 31, 2021.

Fourth Quarter 2021 Operational and Financial Summary

•	Number of students enrolled at directly operated facilities was 33,890 as of December 31, 2021, compared with 34,011 as of December 31, 2020.

•	Net revenues increased by 0.7% to $47.4 million, compared with $47.1 million for the fourth quarter of 2020.

•	Gross profit decreased by 14.9% to $10.2 million, compared with $11.9 million for the fourth quarter of 2020.

•	Net income attributable to ordinary shareholders of RYB for the fourth quarter of 2021 was $4.7 million, compared with $9.3 million for the fourth quarter of 2020. Adjusted net income attributable to ordinary shareholders[1] of RYB for the fourth quarter of 2021 was $1.5 million, compared with $10.0 million for the fourth quarter of 2020.

•	Cash used in operating activities was $11.1 million in the fourth quarter of 2021, compared with $2.1 million cash used in operating activities for the fourth quarter of 2020.

Full Year 2021 Financial Summary

•	Net revenues increased by 64.3% to $180.3 million, compared with $109.7 million for 2020.

•	Gross profit was $31.2 million, compared with a gross loss of $7.2 million for 2020.

•	Net income attributable to ordinary shareholders of RYB for 2021 was $6.8 million, compared with net loss of $37.3 million for 2020. Adjusted net income attributable to ordinary shareholders[2] of RYB for 2021 was $5.4million, compared with adjusted net loss of $34.4 million for 2020.

“Over the past year, we continued to commit ourselves to the healthy and sustainable development of preschool education in China by strictly adhering to policies and rules implemented by the regulators. As we smoothly finished the fourth quarter and 2021, our business operations have notably recovered from the ongoing COVID-19 impacts. Children and their families also appreciate the series of effective measures that we adopted during this period, and speak highly of the quality of our educational services and products. This underpins our improved capability to navigate through COVID-19 and stronger business resilience.” said Ms. Yanlai Shi, Co-founder, Director and Chief Executive Officer of RYB.

1 Adjusted net income (loss) attributable to ordinary shareholders is a non-GAAP financial measure, which is defined as net income (loss) attributable to ordinary shareholders excluding share-based compensation expenses and changes of redeemable non-controlling interests. See “Use of Non-GAAP Financial Measures” and “Reconciliations of GAAP and non-GAAP results” included elsewhere in this earnings release.

2 Adjusted net income (loss) attributable to ordinary shareholders is a non-GAAP financial measure, which is defined as net income (loss) attributable to ordinary shareholders excluding share-based compensation expenses and changes of redeemable non-controlling interests. See “Use of Non-GAAP Financial Measures” and “Reconciliations of GAAP and non-GAAP results” included elsewhere in this earnings release.

“Earlier in March, we announced the divestiture of our directly operated kindergarten business in China, which marks a key milestone in enhancing compliance with regulation and further transforming the Company’s business model. Going forward, we will focus on making the Company a powerful education service platform to provide end-to-end services across brand, content, systems, training, among others, to educational institutions. ” concluded Ms. Shi.

Fourth Quarter 2021 Financial Results

Net Revenues

Net revenues for the fourth quarter of 2021 increased by 0.7% to $47.4 million, from $47.1 million for the same quarter of 2020.

Service revenues for the fourth quarter of 2021 increased by 2.5% to $46.1 million, from $44.9 million for the same quarter of 2020. The increase was primarily caused by the increase in tuition fee from the Company’s directly operated kindergartens in China, which was due to the increase of student enrollments. Increase in training fee revenue also contribute to the increase in service revenues.

Product revenues for the fourth quarter of 2021 decreased by 36.2% to $1.4 million, from $2.1 million for the same quarter of 2020. The decrease was primarily due to a decrease in the amount of merchandise sold through the Company’s franchise network.

Cost of Revenues

Cost of revenues for the fourth quarter of 2021 was $37.3 million, a 6.0% increase from $35.1 million for the same quarter of 2020. Cost of revenues for services for the fourth quarter of 2021 was $36.6 million, compared with $33.7 million for the same quarter of 2020. The increase was primarily due to increase in staff compensation and increase in direct cost of the Company’s directly operated kindergarten business. Cost of products revenues for the fourth quarter of 2021 was $0.7 million, compared with $1.4 million for the same quarter of 2020. The decrease was generally in line with the decrease in product revenues.

Gross Profit and Gross Margin

Gross profit for the fourth quarter of 2021 decreased by 14.9% to $10.2 million, compared with $11.9 million for the same quarter of 2020.

Gross margin for the fourth quarter of 2021 was 21.4%, compared with 25.3% for the same quarter last year.

Operating Expenses

Total operating expenses for the fourth quarter of 2021 were $10.0 million, compared with $10.8 million for the same quarter of 2020. Excluding share-based compensation expenses, operating expenses were $9.7 million, compared with $10.1 million for the fourth quarter of 2020.

Selling expenses for the fourth quarter of 2021 were $0.8 million, compared with $0.4 million for the same quarter of 2020.

General and administrative (“G&A”) expenses for the fourth quarter of 2021 were $4.7 million, a 43.2% decrease from $8.2 million for the same quarter of 2020. Excluding share-based compensation expenses, G&A expenses were $4.3 million for the fourth quarter of 2021, compared with $7.5 million for the same quarter of 2020. The decrease in G&A expenses excluding share-based compensation expenses was primarily due to a one-off credit loss of $3.4 million incurred in the fourth quarter of 2020. The share-based compensation expenses included in G&A expenses were $0.3 million for the quarter.

Impairment loss on goodwill was $4.6 million for the fourth quarter of 2021, compared to nil for the same quarter of 2020.

Impairment loss on long-lived asset was nil for the fourth quarter of 2021, compared to $2.1 million for the same quarter of 2020.

Operating Income

Operating income for the fourth quarter of 2021 was $0.1 million, compared with $1.2 million of operating income for the same quarter last year. Adjusted operating income3 was $0.5 million for the fourth quarter of 2021, compared with $1.9 million for the same quarter of 2020.

Net Income/loss

Net income attributable to ordinary shareholders of RYB for the fourth quarter of 2021 was $4.7 million, compared with $9.3 million for the same quarter of 2020. Adjusted net income attributable to ordinary shareholders of RYB, which excludes the impact of share-based compensation expenses and changes of redeemable non-controlling interests, for the fourth quarter of 2021was $1.5 million, compared with $10.0 million for the same quarter of 2020.

Basic and diluted net income per American depositary share (“ADS”) attributable to ordinary shareholders of RYB for the fourth quarter of 2021 were $0.17 and $0.16, compared with basic and diluted net income per ADS attributable to ordinary shareholders of RYB of $0.34 and $0.33 respectively, for the same quarter of 2020. Each ADS represents one Class A ordinary share.

3 Adjusted operating income is a non-GAAP financial measure, which is defined as operating income excluding share-based compensation expenses.

Adjusted basic and diluted net income per ADS attributable to ordinary shareholders4 of RYB for the fourth quarter of 2021 were both $0.05, compared with both $0.36 for the same quarter of 2020.

EBITDA5 for the fourth quarter of 2021 was $3.7 million, compared with $5.2 million for the same period of 2020. Adjusted EBITDA6 for the fourth quarter of 2021 was $4.0 million, compared with $5.9 million for the same quarter of 2020.

Operating Cash Flow

Cash used in operating activities was $11.1 million during the fourth quarter of 2021, compared with $2.1 million of cash used in operating activities during the fourth quarter of 2020.

Full Year of 2021 Financial Results

Net Revenues

Net revenues for the full year of 2021 were $180.3 million, compared with $109.7 million for 2020.

Services revenues for the full year of 2021 were $172.4 million, compared with $103.1 million for 2020. The increase was primarily due to a significant increase in tuition fee revenue, as the Company’s directly operated facilities in China were in normal operation during most of 2021 whereas those facilities, as a result of the COVID-19 pandemic, were temporarily closed for most of the first nine months of 2020.

Product revenues for the full year of 2021 were $7.9 million, compared with $6.6 million for 2020. The increase was primarily due to an increase in the amount of merchandise sold through the Company’s franchise network, the operation of which was temporarily suspended operations during most of the first nine months of 2020 caused by COVID-19 pandemic.

Cost of Revenues

Cost of revenues for the full year of 2021 was $149.1 million, compared with $116.9 million for 2020. Cost of services revenues for the full year of 2021 was $145.5 million, compared with $113.3 million for 2020. The increase was primarily due to increase in staff compensation and direct cost of the Company’s directly operated kindergarten business. Cost of products revenues for the full year of 2021 was $3.7 million, compared with $3.6 million for 2020.

4 Adjusted basic and diluted net income per ADS attributable to ordinary shareholders is a non-GAAP financial measure, which is defined as basic and diluted net income per ADS attributable to ordinary shareholders excluding share-based compensation expenses.

5 EBITDA is defined as net income excluding depreciation, amortization and income tax expenses.

6 Adjusted EBITDA is a non-GAAP financial measure, which is defined as net income excluding depreciation, amortization, interest expenses, income tax expenses, and share-based compensation expenses.

Gross Profit / Loss

Gross profit for the full year of 2021 was $31.2 million, compared with a gross loss of $7.2 million for 2020.

Operating Expenses

Total operating expenses for the full year of 2021 were $27.3 million, compared with $36.2 million for 2020. Excluding share-based compensation expenses, operating expenses were $25.3 million, compared with $33.3 million for 2020.

Selling expenses were $2.5 million for the full year of 2021, compared with $1.3 million for 2020.

G&A expenses for the full year of 2021 were $20.3 million, compared with $24.3 million for 2020. Excluding share-based compensation expenses, G&A expenses were $18.3 million for the full year of 2021, compared with $21.5million for 2020. The decrease was primarily due to a one-off credit loss of $4.3 million for other receivables and loan receivables incurred in 2020.

Impairment loss on goodwill was $4.6 million for the full year of 2021, compared to $8.5 million for 2020.

Impairment loss on long-lived asset was nil for the full year of 2021, compared to $2.1 million for 2020.

Operating Income/loss

Operating income for the full year of 2021 was $3.8 million, compared with operating loss of $43.4 million for 2020. Adjusted operating income for 2021 was $5.9 million, compared with adjusted operating loss of $40.5 million for 2020.

Impairment loss on long-term investment

Impairment loss on long-term investment for the full year of 2021 was nil, compared with $2.4 million for 2020.

Net Income/loss

Net income attributable to ordinary shareholders of RYB for the full year of 2021 was $6.8 million, compared with a loss of $37.3 million for 2020. Adjusted net income attributable to ordinary shareholders of RYB, which excludes the impact of share-based compensation expenses and changes of redeemable non-controlling interests, for the full year of 2021 was $5.4 million, compared with a loss of $34.4 million for 2020.

Basic and diluted net income per ADS attributable to ordinary shareholders of RYB for the full year of 2021 were $0.24 and $0.23, compared with basic and diluted net loss per ADS attributable to ordinary shareholders of RYB of both $1.32 for 2020. Each ADS represents one Class A ordinary share.

Adjusted basic and diluted net income per ADS attributable to ordinary shareholders of RYB for the full year of 2021 were both $0.19, compared with adjusted basic and diluted net loss per ADS attributable to ordinary shareholders of RYB of both $1.22 for 2020.

EBITDA for the full year of 2021 was $20.0 million, compared with a loss of $29.3 million for 2020. Adjusted EBITDA for 2021 was $22.0 million, compared with a loss of $26.4 million for 2020.

Balance Sheet

As of December 31, 2021, the Company had total cash and cash equivalents of $65.3 million, compared with $53.5 million as of December 31, 2020. The increase in cash and cash equivalents balance was mainly due to the operating cash inflow of $19.2 million throughout the full year of 2021 as a result of tuition fees collected at the Company’s directly operated facilities.

The Divestiture of the Company’s Directly Operated Kindergarten Business in China

On March 1, 2022, the subsidiaries of the Company, Beijing RYB Technology Development Co., Ltd. (“RYB Technology”) and Qiyuan Education Technology (Tianjin) Co., Ltd (“TJ Qiyuan”) have entered into termination agreements with certain variable interest entities (“the previous VIEs”), Beijing RYB Children Education Technology Development Co., Ltd (Beijing RYB”) and Beiyao Technology Development Co., Ltd. (“Beiyao”). By entering into those termination agreements, the Company no longer has contractual control over its directly operated kindergarten business (the “Divestiture”).

This Divestiture includes the termination of agreements by and among RYB Technology, TJ Qiyuan, Beijing RYB, Beiyao and their shareholders. As a result, 90 directly operated kindergartens are divested. As the consideration for the termination of VIE agreements, an aggregate amount of RMB158.5 million will be paid in installments to RYB Technology and TJ Qiyuan. At the same time, to ensure ongoing stability and sustained provision of quality kindergarten education, the subsidiaries of the Company have entered into a series of service agreements to provide brand royalty, training, management IT system, recruitment, and curriculum design services to the previous VIEs and/or their subsidiaries. The Divestiture becomes effective on April 30, 2022.

As part of the Divestiture, RYB Technology has entered into a loan agreement with Beijing RYB and Beiyao to reflect the net balance of historical inter-company lending and borrowing, the exact amount of which is subject to the further audit procedure completion.

The pro forma statements of financial position and pro forma statements of operations of all the entities as a group that would be deconsolidated through the Divestiture, as well as those of all entities that remain in the Group as of and for the year ended December 31, 2021, as if the Divestiture had become effective on January 1, 2021, are also attached with the Company’s unaudited consolidated financial statements.

About RYB Education, Inc.

Founded on the core values of ’‘Care’’ and ’‘Responsibility,’’ ’‘Inspire’’ and ’‘Innovate,’’ RYB Education, Inc. is a leading early childhood education service provider in China. Since opening its first play-and-learn center in 1998, the Company has grown and flourished with the mission to provide high-quality, individualized and age-appropriate care and education to nurture and inspire each child for his or her betterment in life. During its two decades of operating history, the Company has built “RYB” into a well-recognized education brand and helped bring about many new educational practices in China’s early childhood education industry. RYB’s comprehensive early childhood education solutions meet the needs of children from infancy to 6 years old through structured courses at kindergartens and play-and-learn centers, as well as at-home educational products and services.

For more information, please visit http://ir.rybbaby.com

Use of Non-GAAP Financial Measures

We use EBITDA, adjusted EBITDA, adjusted operating income, adjusted net income, and adjusted basic and diluted net income per ADS, each a non-GAAP financial measure, in evaluating our operating results and for financial and operational decision-making purposes.

EBITDA is defined as net income excluding depreciation, amortization, and income tax expenses; adjusted EBITDA is defined as net income excluding depreciation, amortization, income tax expenses, and share-based compensation expenses; adjusted operating income is defined as operating income excluding share-based compensation expenses; adjusted net income attributable to ordinary shareholders is defined as net income attributable to ordinary shareholders excluding share-based compensation expenses and changes of redeemable non-controlling interests; and adjusted basic and diluted net income per ADS attributable to ordinary shareholders are defined as basic and diluted net income per ADS attributable to ordinary shareholders excluding share-based compensation expenses and changes of redeemable non-controlling interests.

We believe that EBITDA, adjusted EBITDA, adjusted operating income, adjusted net income, and adjusted basic and diluted net income per ADS, help identify underlying trends in our business that could otherwise be distorted by the effect of certain expenses that we include in income from operations and net income. We believe that EBITDA, adjusted EBITDA, adjusted operating income, adjusted net income, and adjusted basic and diluted net income per ADS, provide useful information about our operating results, enhance the overall understanding of our past performance and future prospects and allow for greater visibility with respect to key metrics used by our management in its financial and operational decision-making.

EBITDA, adjusted EBITDA, adjusted operating income, adjusted net income, and adjusted basic and diluted net income per ADS, should not be considered in isolation or construed as an alternative to net income or any other measure of performance or as an indicator of our operating performance. Investors are encouraged to review the historical adjusted financial measures to the most directly comparable GAAP measures. EBITDA, adjusted EBITDA, adjusted operating income, adjusted net income, and adjusted basic and diluted net income per ADS, presented here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to our data. We encourage investors and others to review our financial information in its entirety and not rely on a single financial measure.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s brand recognition and market reputation; student enrolment in the Company’s teaching facilities; the Company’s growth strategies; its future business development, results of operations and financial condition; trends and competition in China’s early childhood education market; changes in its revenues and certain cost or expense items; the expected growth of the Chinese early childhood education market; Chinese governmental policies relating to the Company’s industry and general economic conditions in China. Further information regarding these and other risks is included in the Company’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and the Company undertakes no obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

In China:

RYB Education, Inc.

Investor Relations

E-mail: ir@rybbaby.com

The Piacente Group, Inc.

Yang Song

Tel: +86 (10) 6508-0677

E-mail: ryb@tpg-ir.com

In the United States:

The Piacente Group, Inc.

Brandi Piacente

Tel: +1-212-481-2050

E-mail: ryb@tpg-ir.com

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(in thousands of U.S. dollars)

	As of
	December 31, 2021	December 31, 2020
Current assets:
Cash and cash equivalents	65,263	53,454
Term deposits	215	-
Accounts receivable, net	1,300	1,844
Inventories	6,130	5,773
Prepaid expenses and other current assets	9,344	8,927
Loan receivables	-	107
Total current assets	82,252	70,105

Non-current assets:
Restricted cash	993	1,127
Property, plant and equipment, net	39,379	47,638
Goodwill	42,102	46,147
Intangible assets, net	12,737	14,179
Long-term investment	169	217
Deferred tax assets	22,803	21,168
Other non-current assets	8,668	14,438
Operating lease right-of-use assets	73,973	87,472
Total assets	283,076	302,491

Liabilities
Current liabilities:
Prepayments from customers, current portion	4,919	4,145
Accrued expenses and other current liabilities	55,642	54,406
Income tax payable	20,888	18,592
Operating lease liabilities, current portion	13,890	16,856
Deferred revenue, current portion	27,019	34,351
Long-term debt, current portion	-	7
Total current liabilities	122,358	128,357

Non-current liabilities:
Prepayments from customers, non-current portion	1,461	4,024
Deferred revenue, non-current portion	999	1,726
Other non-current liabilities	11,645	12,519
Deferred income tax liabilities	1,768	1,890
Operating lease liabilities, non-current portion	65,689	76,308
Total liabilities	203,920	224,824

Mezzanine equity
Redeemable non-controlling interests	4,942	9,988

Equity
Ordinary shares	29	29
Treasury stock	(8,667)	(10,321)
Additional paid-in capital	136,504	141,094
Statutory reserve	5,164	4,652
Accumulated other comprehensive income/(loss)	257	(1,468)
Accumulated deficit	(65,559)	(71,837)
Total RYB Education, Inc. shareholders’ equity	67,728	62,149
Non-controlling interest	6,486	5,530
Total equity	74,214	67,679
Total liabilities, mezzanine equity and total equity	283,076	302,491

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands of U.S. dollars, except share, ADS, per share and per ADS data)

	Three Months Ended December 31,		Year Ended December 31,
	2021	2020	2021	2020
Net revenues:
Services	46,057	44,930	172,404	103,073
Products	1,368	2,143	7,909	6,642
Total net revenues	47,425	47,073	180,313	109,715
Cost of revenues:
Services	36,556	33,722	145,473	113,285
Products	710	1,420	3,669	3,616
Total cost of revenues	37,266	35,142	149,142	116,901
Gross profit/(loss)	10,159	11,931	31,171	(7,186)

Operating expenses
Selling expenses	816	416	2,491	1,285
General and administrative expenses	4,654	8,198	20,286	24,313
Impairment loss on goodwill	4,559	-	4,559	8,454
Impairment loss on long-lived assets	-	2,148	-	2,148
Total operating expenses	10,029	10,762	27,336	36,200

Operating income/(loss)	130	1,169	3,835	(43,386)
Interest income	61	61	219	348
Government subsidy income	119	1,601	2,491	4,591
Gain on disposal of subsidiaries	621	216	439	96
Impairment loss on long-term investments	-	(519)	-	(2,432)

Income/(loss) before income taxes	931	2,528	6,984	(40,783)
Less: Income tax expense (benefit)	1,008	(8,298)	3,440	215

(Loss)/income before gain/(loss) in equity method investments	(77)	10,826	3,544	(40,998)
Gain/(loss) from equity method investment	101	39	(15)	(185)

Net income/(loss)	24	10,865	3,529	(41,183)
Less: Net (loss)/income attributable to non-controlling interest	(1,179)	1,550	189	(3,903)
Decrease in redeemable non-controlling interest	(3,450)	-	(3,450)	-

Net income/(loss) attributable to ordinary shareholders of RYB	4,653	9,315	6,790	(37,280)

Net income/(loss) per share attributable to ordinary shareholders of RYB Education,Inc.
Basic	0.17	0.34	0.24	(1.33)
Diluted	0.16	0.33	0.23	(1.33)
Net income/(loss) per ADS attributable to ordinary shareholders of RYB Education,Inc. (Note 1)
Basic	0.05	0.34	0.19	(1.33)
Diluted	0.05	0.33	0.19	(1.33)
Weighted average shares used in calculating net income/(loss) per ordinary share
Basic	28,003,415	27,792,174	28,208,734	28,122,851
Diluted	28,796,018	28,196,921	28,962,480	28,122,851

Note 1: Each ADS represents one Class A ordinary share.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(in thousands of U.S. dollars)

	Three Months Ended December 31,		Year Ended December 31,
	2021	2020	2021	2020
Net income/(loss)	24	10,865	3,529	(41,183)
Other comprehensive income/(loss), net of tax of nil:
Change in cumulative foreign currency translation adjustments	1,938	1,089	1,785	(1,036)
Total comprehensive income/(loss)	1,962	11,954	5,314	(42,219)
Less: Comprehensive (loss)/ income attributable to non-controlling interest	(4,403)	2,143	(3,201)	(3,330)
Comprehensive income/(loss) attributable to RYB Education, Inc.	6,365	9,811	8,515	(38,889)

RECONCILIATION OF GAAP AND NON-GAAP RESULTS

 (in thousands of U.S. dollars, except share, ADS, per share and per ADS data)

	Three Months Ended December 31,		Year Ended December 31,
	2021	2020	2021	2020
Operating income/(loss)	130	1,169	3,835	(43,386)
Share-based compensation expenses	324	703	2,021	2,930
Adjusted operating income/(loss)	454	1,872	5,856	(40,456)

Net income/(loss) attributable to ordinary shareholders of RYB Education,Inc.	4,653	9,315	6,790	(37,280)
Share-based compensation expenses	324	703	2,021	2,930
Decrease in redeemable non-controlling interest	(3,450)	-	(3,450)	-
Adjusted net income/(loss) attributable to ordinary shareholders of RYB Education,Inc.	1,527	10,018	5,361	(34,350)

Net income/(loss)	24	10,865	3,529	(41,183)
Add: Income tax expense (benefit)	1,008	(8,298)	3,440	215
Depreciation and amortization	2,662	2,590	13,048	11,670
EBITDA	3,694	5,157	20,017	(29,298)
Share-based compensation expenses	324	703	2,021	2,930
Adjusted EBITDA	4,018	5,860	22,038	(26,368)

Net income/(loss) per ADS attributable to ordinary shareholders of RYB Education,Inc.- Basic (Note1)	0.17	0.34	0.24	(1.33)
Net income/(loss) per ADS attributable to ordinary shareholders of RYB Education,Inc.- Diluted (Note1)	0.16	0.33	0.23	(1.33)

Adjusted net income/(loss) per ADS attributable to ordinary shareholders of RYB Education,Inc.- Basic (Note1)	0.05	0.36	0.19	(1.22)
Adjusted net income/(loss) per ADS attributable to ordinary shareholders of RYB Education,Inc.- Diluted (Note1)	0.05	0.36	0.19	(1.22)

Weighted average shares used in calculating basic net income/(loss)/adjusted net income /(loss) per ADS(Note1)	28,003,415	27,792,174	28,208,734	28,122,851
Weighted average shares used in calculating diluted net income/(loss) per ADS(Note1)	28,796,018	28,196,921	28,962,480	28,122,851
Weighted average shares used in calculating diluted adjusted net income/(loss) per ADS(Note1)	28,796,018	28,196,921	28,962,480	28,122,851

Adjusted net income/(loss) per share attributable to ordinary shareholders of RYB Education,Inc. - Basic	0.05	0.36	0.19	(1.22)
Adjusted net income/(loss) per share attributable to ordinary shareholders of RYB Education,Inc. - Diluted	0.05	0.36	0.19	(1.22)

Note 1: Each ADS represents one Class A ordinary share.

Note 1: Each ADS represents one Class A ordinary share.

UNAUDITED PRO FORMA STATEMENTS OF FINANCIAL POSITION

(In thousands of U.S. dollars)

	As of December 31, 2021
	Consolidated	Divestiture	Divestiture	Non
			Adjustment	Divestiture
ASSETS
Current assets
Cash and cash equivalents	65,263	31,892	-	33,371
Term deposits	215	215	-	-
Accounts receivable	1,300	27	-	1,273
Inventories	6,130	-	-	6,130
Prepaid expenses and other current assets	9,344	6,409	-	2,935
Total current assets	82,252	38,543	-	43,709

Non-current assets
Restricted cash	993	993	-	-
Property, plant and equipment, net	39,379	32,967	-	6,412
Goodwill	42,102	22,925	-	19,177
Intangible assets, net	12,737	1,638	-	11,099
Long-term investments	169	-	-	169
Deferred tax assets	22,803	13,969	-	8,834
Other non-current assets	8,668	3,194	-	5,474
Operating lease right-of-use assets	73,973	49,581	-	24,392
Amounts due from related parties (for Divestiture)	-	-	22,576	22,576
Amounts due from related parties	-	-	44,664	44,664
TOTAL ASSETS	283,076	163,810	67,240	186,506

LIABILITIES
Current liabilities
Prepayments from customers, current portion	4,919	183	-	4,736
Accrued expenses and other current liabilities	55,642	32,337	-	23,305
Income tax payable	20,888	20,020	-	868
Operating lease liabilities, current portion	13,890	8,503	-	5,387
Deferred revenue, current portion	27,019	18,865	-	8,154
Long-term debt, current portion	-	-	-	-
Amounts due to related parties	-	44,664	44,664	-
Total current liabilities	122,358	124,572	44,664	42,450

Non-current liabilities
Prepayments from customers, non-current portion	1,461	540	-	921
Deferred revenue, non-current portion	999	-	-	999
Other non-current liabilities	11,645	2,071	-	9,574
Deferred income tax liabilities	1,768	14	-	1,754
Operating lease liabilities, non-current portion	65,689	47,239	-	18,450
TOTAL LIABILITIES	203,920	174,436	44,664	74,148
NET ASSETS (LIABILITIES)	79,156	(10,626)	22,576	112,358

UNAUDITED PRO FORMA STATEMENTS OF OPERATIONS

(In thousands of U.S. dollars, except share and per share data, or otherwise noted)

	For the year ended December 31, 2021
	Consolidated	Divestiture	Divestiture	Non
			Adjustment	Divestiture
Net revenues	180,313	102,966	-	77,347

Cost of revenues	149,142	94,590	-	54,552

Gross profit	31,171	8,376	-	22,795

Selling expenses	2,491	1,291	-	1,200
General and administrative expenses	20,286	2,181	-	18,105
Impairment loss on goodwill	4,559	4,559	-	-
Total operating expenses	27,336	8,031	-	19,305

Operating income	3,835	345	-	3,490

Interest income	219	144	-	75
Government subsidy income	2,491	1,053	-	1,438
Gain (loss) on disposal of subsidiaries	439	459		(20)
Gain on divestiture			34,068	34,068

Income before income taxes	6,984	2,001	34,068	39,051
Less: Income tax expenses	3,440	1,126	-	2,314

Income before loss from equity method investments	3,544	875	-	36,737
Loss from equity method investments	(15)	(8)	-	(7)

Net income	3,529	867	34,068	36,730